                                 SCHEDULE 13G

   [26,852a] Reg. s240.13d-102(Schedule 13G) information to be included in Statements Filed Pursuant to s240.l3d-l(b), (c) and (d) and Amendments
                    Thereto Filed Pursuant to s240.13d-2.

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                             Quilmes Industrial SA
        -----------------------------------------------------------------
                               (Name of Issuer)


                         American Depositary Receipts
        -----------------------------------------------------------------
                        (Title of Class of Securities)


                                   74838Y108
        -----------------------------------------------------------------
                                 (CUSP Number)


                     31st December 2000 - Annual Amendment
        -----------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     [X] Rule 13d-l(b)
     [ ] Rule 13d-(c)
     [ ] Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages

--------------------------------------------------------------------------------
  CUSIP No.74838Y108                                             13G
           ---------
--------------------------------------------------------------------------------


------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


      Silchester International Investors Limited
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                             (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3.


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.

      UK
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5.
     NUMBER OF
                          9,017,330
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.

     OWNED BY             Zero
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING
                          9,017,330
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          Zero
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      9,017,330
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10.

      - Not Applicble
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11.

      23.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12.
      IA
------------------------------------------------------------------------------


                               Page 2 of 4 Pages

--------------------------------------------------------------------------------
CUSIP No.74838Y108                                                  13G
--------------------------------------------------------------------------------


Item    1(a)   Name of Issuer:   Quilmes Industrial SA

        1(b)   Address of Issuer's Principal Executive Offices:
               84 Grand Rue
               1660
               Luxembourg

Item    2(a)   Name of Person Filing:  Silchester International Investors
               Limited
        2(b)   Address of Principal Business Office or, if none, Residence:
               Heathcoat House
               20 Savile Row
               London W1S 3PR
        2(c)   Citizenship:                      UK
        2(d)   Title of Class of Securities:     American Depositary Receipt
        2(e)   CUSIP Number:                     74838Y108

Item 3  If this statement if filed pursuant to s240.13d-l(b) or 24O.l3d-2(b) or
        (c), check whether the person filing is a:

        (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. 780 )
        (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
        (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
        (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 808-g)
        (e) [X] An investment adviser in accordance with s240.13d-1(b))(,l)(ii)
        (E):
        (f) [_] An employee benefit plan or endowment fund in accordance with s240.13d-l(b)(l)(W);
        (g) [_] A parent holding company or control person in accordance with s240.13d-1(b)U)W(G);
        (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
        (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. SOa-3)
        (j) [_] Group, in accordance with s240.13d-l(b)(l)(ii)(J)
        If this statement is filed pursuant to s240.13d-1(c), check this box
        [_].


Item 4  Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


        4(a)    Amount beneficially owned:                                      9,017,330
        4(b)    Percent of class;                                               23.6%
        4(c)    Number of shares as to which such person has:
         (i)    sole power to vote or to direct the vote:                       9,017,330
         (ii)   shared power to vote or to direct the vote:                     Zero
         (iii)  sole power to dispose or to direct the disposition of:          9,017,330
         (iv)   shared power to dispose or to direct the disposition of:        Zero

Item 5  Ownership of Five Percent or Less of a Class;           Not Applicable

Item 6  Ownership of More than Five Percent on Behalf of Another Person:

        Other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale, of such securities. Silchester International Investors International Value Equity Trust and Silchester International Investors International Equity Group Trust has the right to receive dividends from, or the proceeds from the sale of, such securities in excess of 5%.

                               Page 3 of 4 Pages

--------------------------------------------------------------------------------
CUSIP No.74838Y108                                                  13G
--------------------------------------------------------------------------------



Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                                                                  Not Applicable

Item 8  Identification and Classification of Members of the
        Group:                                                    Not Applicable

Item 9  Notice of Dissolution of Group:                           Not Applicable

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date     20th February, 2001

Name: Silchester International Investors Limited by / s/ Maria Plummer (Compliance)



                               Page 4 of 4 Pages